SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

FieldPoint Petroleum Corporation

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

316570100

(CUSIP Number)

2352007 Ontario Inc
Natale Rea (2013) Trust
c/o Derrick Divetta
9200 Weston Rd.
Piazza Villagio
P.O. Box 92030
Vaughan, Ontario
L4H 3J3
Canada
(905) 833-2265
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(with copies to)

Willkie Farr & Gallagher LLP Michael De Voe Piazza, Esq. 600 Travis Street, Suite 2310 Houston, Texas 77002 (713) 510-1776	Willkie Farr & Gallagher LLP Adam Turteltaub, Esq. 787 Seventh Avenue New York, NY 1001 (212) 728-8129

August 21, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984332106	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON 2352007 Ontario Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 451,918 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 451,918 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,918 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 984332106	Page 3 of 6 Pages
1	NAME OF REPORTING PERSON Natale Rea (2013) Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 451,918 (see Item 5)
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 451,918 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,918 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.                                        Security and the Issuer

This Schedule 13D relates to the shares of Common Stock of FieldPoint Petroleum Corporation (the “Issuer”).  Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 609 Castle Ridge Road, Suite 335, Austin, Texas 78746.

Item 2.                                        Identity and Background

(a)            This Schedule 13D is being filed by 2352007 Ontario Inc., a corporation incorporated under the laws of the Province of Ontario, Canada (“2352007”) and Natale Rea (2013) Family Trust (“Rea Trust” and, together with 2352007, the “Reporting Persons”).

(b)            The principal business address of the Reporting Persons is 9200 Weston Rd., Piazza Villagio. P.O. Box 92030, Vaughan, Ontario, L4H 3J3, Canada.

(c)            The principal business of 2352007 is to own the Shares (as such term is defined in Item 5(a) of this Schedule 13D) of the Issuer reported herein. The principal business of the Rea Trust is to manage financial investments for the future distribution to the children of Natale Rea.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the Reporting Persons are organized under the laws of Ontario, Canada.

2352007 is a wholly-owned subsidiary of the Rea Trust. The Rea Trust is managed by Natale Rea, Laura Gobbatto and Derrick Divetta (collectively, the “Trustees”). The Trustees have a principal business address of 9200 Weston Rd., Piazza Villagio. P.O. Box 92030, Vaughan, Ontario, L4H 3J3, Canada. During the last five years, no Trustee (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Trustees are citizens of Canada.

Item 3.                          Source and Amount of Funds or Other Consideration.

The Reporting Persons, through its affiliate Rea Holdings, Inc.,(“Holdings”), expended an aggregate of approximately $865,732.16 in open market transactions to acquire the 451,918 shares of Common Stock held by them. A portion of the Shares owned by 2352007 and reported herein were initially acquired by Holdings but subsequently transferred to 2352007.  Holdings does not currently own any shares of Issuer's Common Stock.

Item 4.                          Purpose of Transaction.

The Reporting Persons acquired the Shares because they believe that the Shares are currently undervalued in the market place and represent an attractive investment opportunity.

The Reporting Persons intend to meet and have conversations with members of the board of directors of the Issuer (the “Board”) and senior management of the Issuer to discuss the Issuer’s business and strategies to enhance value for the Issuer’s shareholders.  During these discussions, the Reporting Persons intend to communicate its view that the Issuer and its shareholders would benefit from a business combination transaction with affiliates of the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including without limitation, the Issuer’s financial positions, results and strategic direction, price level of the Share, the Issuer’s and others’ response to the matters to be discussed with the Reporting Persons, actions taken by management of the Issuer and the Board, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to:  communication with management, the Board, other stockholders, industry participants and other interested and relevant parties about the Issuer and about various other items descried in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees for election or appointment to the Board; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure to their investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holding.  The Reporting Persons reserve the right to sell some or all of the Reporting Person’ respective holdings in the Issuer in the open market or otherwise, at any time and from time to time, and/or to otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5.                                        Interest in Securities of the Issuer.

(a)            As of the date of this Schedule 13D, the Reporting Persons beneficially own 451,918 shares of Common Stock, all of which are directly held by 2352007 (the “Shares”).  The Shares represent 5.1% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 8,880,101 shares of Common Stock outstanding as of August 10, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed by the Issuer with the Securities and Exchange Commission on August 14, 2015.

(b)            Each of the Reporting Persons shares voting and dispositive power over the Shares.

(c)            Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days by the Reporting Persons.  All Shares transferred to 2352007 by Holdings were initially acquired by Holdings more than 60 days prior to the filing of this Schedule 13D.

(d)            Except as set forth in this Item 5, no other person, including the Trustees, is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.                                        Material to be filed as Exhibits.

1.	Exhibit 99.1 – Joint Filing Agreement, dated as of August 26, 2015

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2015	2352007 Ontario Inc.

By: /s/ Natale Rea
Name: Natale Rea
Title: President

Dated: August 26, 2015	Natale Rea (2013) Family Trust

By: /s/ Natale Rea
Name: Natale Rea
Title: President

SCHEDULE I
This Schedule sets forth information with respect to each purchase of Shares which was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased	Price Per Share ($)
June 19, 2015	4,492	$1.7471
June 24, 2015	40,000	$1.36423
July 7, 2015	200	$1.09
August 12, 2015	100	$0.99
August 17, 2015	3,000	$1.03898
August 17, 2015	2,176	$1.03919
August 17, 2015	2,000	$1.049
August 18, 2015	4,700	$1.01991
August 18, 2015	1,446	$1.03
August 19, 2015	1,700	$1.02958
August 19, 2015	4,000	$1.0299
August 20, 2015	1,000	$1.04967
August 20, 2015	3,000	$1.05
August 20, 2015	11,000	$1.04993
August 21, 2015	30,000	$0.9918
August 21, 2015	4,000	$0.9896
August 21, 2015	12,000	$1.00581